24 Hr Truck Services LLC
Balance Sheet
As of November 30, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Stripe Bank account	47.56
Peapack-Gladstone Bank Checking	3,262.40
Total Bank Accounts	**3,309.96**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Other Assets	25,000.00
Less Accumulated Amortization	6,333.00
Total Other Assets	**18,667.00**
TOTAL ASSETS	**$ 21,976.96**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Default Credit Card	0.00
Total Credit Cards	**0.00**
Total Current Liabilities	**0.00**
Long-Term Liabilities	
Loans - Notes Payable	12,500.00
Loans - Payable Software	5,600.00
Loans - PPP Loan	8,700.00
Total Long-Term Liabilities	**26,800.00**
Total Liabilities	**26,800.00**
Equity	
Capital Stock (CS)	100.00
Opening Balance Equity	0.00
Retained Earnings - Prior	(73,219.00)
Shareholders Equity	
Shareholder Contributions - AS	14,150.00
Shareholder Contributions - DS	3,000.00
Shareholder Contributions- DC	67,250.00
Total Shareholders Equity	**84,400.00**
Net Income	**(16,104.04)**
Total Equity	**(4,823.04)**
TOTAL LIABILITIES AND EQUITY	**$ 21,976.96**